August 25, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	36Kr Holdings Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 File No. 001-39117

Attn:	Division of Corporation Finance Disclosure Review Program

VIA EDGAR

Dear Tyler Howes and Andrew Mew:

This letter sets forth the responses of 36Kr Holdings Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 17, 2023. For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff

The Company respectfully submits in this letter its proposed updates to the disclosures contained in the annual report for the year ending December 31, 2022 (the “2022 Annual Report”), which, subject to the Staff’s review and further regulatory developments (if applicable), will be included in the Company’s annual report for the year ending December 31, 2023 (the “2023 Annual Report”) and future filings, to the extent applicable. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 169

1. Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission regarding your disclosure of the government entities’ ownership percentages of you and your consolidated operating entities including variable interest and similar structured entities. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.3 to the 2022 Annual Report (the “Exhibit 15.3”).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.3, based on an examination of the Company’s register of members and the public filings on Schedule 13G made by the Company’s shareholders (the “Public Filings”), the Company believes that it had a reasonable basis to conclude that it is not controlled by a foreign government entity. As provided in Exhibit 15.3, as of March 31, 2023, Mr. Dagang Feng (“Mr Feng”), Tembusu Limited, Mr. Yinghao Zhang (“Mr. Zhang”), China Prosperity Capital Alpha Limited, and Mr. Chengcheng Liu (“Mr.Liu”) own approximately 16.9%, 9.2%, 6.6%, 7.2% and 6.2% of the Company’s total outstanding shares, respectively. Additionally, based on publicly available information and the Company’s inquiries to certain shareholders:

(i)	Mr. Feng as our chief executive officer and the co-chairman of our board of directors, is holding 164,946,267 ordinary shares, consisting of (i) 23,553,600 Class A ordinary shares and 54,958,400 Class B ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Mr.Feng as the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 17,624,700 Class A ordinary shares and 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Mr. Liu, the co-chairman of our board of directors; and (iii) 27,685,267 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after the date of this annual report. The registered address of Palopo Holding Limited and 36Kr Heros Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands;

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(ii)	Tembusu Limited is a limited liability company incorporated under the laws of British Virgin Islands, and is wholly owned by David Su Tuong Sing;

(iii)	Mr. Zhang is holding 2,556,160 ADSs, each representing 25 Class A ordinary shares, of the Company, as reported in a Schedule 13G filed by Yinghao Zhang with the SEC on February 14, 2023. The business address of Yinghao Zhang is Guanqiao Jiaolongwan Park, Wanjiang District, Dongguan City, Guangdong Province, People’s Republic of China, 523000. For more information, please see the Schedule 13G filed by Yinghao Zhang with the SEC on February 14, 2023;

(iv)	China Prosperity Capital Alpha Limited is a limited liability company incorporated under the laws of Samoa, and is ultimately controlled by Hendrick Sin; and

(v)	Mr Liu as our co-chairman of our board of directors, is holding (i) 17,624,700 Class A ordinary shares; (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands. wholly owned by Kr Hero NiceDay Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and ultimately controlled by The NiceDay Trust. The NiceDay Trust is a trust established under the laws of Cayman Islands and managed by Intertrust Trustees (Cayman) Limited as the trustee. Liu Chengcheng is the settlor of the trust, and Liu Chengcheng’s family members are the beneficiaries of the trust and (iii) 1,852,881 Class A ordinary shares underlying share options held by Chengcheng Liu that are exercisable within 60 days after the date of the 2022 Annual Report.

In addition, since each of the Company’s consolidated subsidiaries is owned, directly or indirectly, by the Company, the Company has relied upon the materials and information as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is owned or controlled by any foreign government entities. Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provide disclosures for itself and its consolidated foreign operating entities, including the variable interest entities (the “VIEs”). In this regard, the Company respectfully submits that, as disclosed in the 2022 Annual Report, pursuant to certain contractual arrangements with the VIEs, the Company is considered the primary beneficiary of the VIEs under U.S. GAAP and therefore consolidates their operating results. As of the date of the 2022 Annual Report, Beijing Cultural Investment Development Group Asset Management Co., Ltd. (“BCI”), which is wholly-owned by a PRC government entity, held approximately 1% equity interests in Beijing Duoke. Based on publicly available information (such as publicly available company registration information), the registers of members, and its inquiries to all shareholders of the VIEs, the shareholders of the VIEs are either individuals not controlled by any foreign government entities or legal entities that are not owned or controlled by any foreign governmental entities other than described in the preceding sentences. Therefore, the Company does not consider the VIEs to be owned by any foreign governmental entity, or that any foreign governmental entity has a controlling financial interest in such VIEs.

Based on the above, the Company believes it is reasonable and sufficient to rely on its register of members, the Public Filings, other publicly available information as detailed above, and inquiries with certain shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.3.

Required disclosures under paragraph (b) of Item 16I

With respect to the disclosures required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials and information as set forth in submission under paragraph (a) of Item 16I discussed above, including register of members, the public filings on Schedule 13G made by the Company’s shareholders (the “Public Filings”), and inquiries with certain shareholders as to their government ownership or support, to form the basis for the Company to draw the conclusion in its disclosure in response to paragraph (b)(2) and (b)(3) of Item 16I.

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2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that in preparation of its required disclosures under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed its internal records and further conducted inquiries to the members of the board of directors of the Company and its consolidated operating entities to determine whether each of such individuals is an official of the Chinese Communist Party. In connection with such review and inquiries, the Company did take into consideration such individuals’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, based on information provided by the applicable individuals to the Company. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure and did not believe such third-party certifications were either available or necessary to its determination. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any such individual is an official of the Chinese Communist Party. Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the 2022 Annual Report, none of the members of the board of directors of the Company or each of the Company’s consolidated operating entities was an official of the Chinese Communist Party.

3. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of the 2022 Annual Report, the articles of incorporation of the Company or its operating entities did not contain any charter of the Chinese Communist Party. Please note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

36Kr Holdings Inc.

By:	/s/ Lin Wei
Name: Lin Wei
Title: Chief Financial Officer

cc:	Li He, Esq.
Davis Polk & Wardwell LLP

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